Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169132

APRICUS BIOSCIENCES

SUPPLEMENT NO. 1  TO
PROSPECTUS DATED SEPTEMBER 28, 2010

This supplement, dated November 17, 2010, amends certain information contained in our prospectus, dated September 28, 2010, registering units, comprised of three shares of common stock and a warrant to purchase one additional share of common stock, and the common stock underlying the warrant.  This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

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On November 15, 2010, Apricus Biosciences, Inc. (“Apricus Bio”) announced that Health Canada had granted marketing approval in Canada for Vitaros® as a first-line therapy for erectile dysfunction. Vitaros® is Apricus Bio’s proprietary, topically-applied, on-demand treatment for erectile dysfunction.

Vitaros® incorporates alprostadil, a well-recognized vasodilator that is currently marketed as an injectable product or an intra-urethral insert product for patients with erectile dysfunction.   Apricus Bio incorporated its proprietary NexACT drug delivery technology in the development of Vitaros as a patient-friendly topically-applied treatment for erectile dysfunction.

The product has been studied in over 3,300 patients including difficult to treat populations (diabetes, cardiac problems, sildenafil (Viagra®) failures and post prostatectomy patients).  Vitaros demonstrated clinical efficacy and excellent safety profile versus the currently approved oral therapies, and is not contraindicated for patients taking alpha blockers or nitrate medication.  Viagra® is a registered trademark of Pfizer.

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